

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 14, 2008

Mr. Michael J. Pawelek
President and Chief Executive Officer
Sonterra Resources, Inc.
300 East Sonterra Blvd., Suite 1220
San Antonio, TX   78258

> **Re: Sonterra Resources, Inc.**
> **Form 8-K**
> **Filed May 12, 2008**
> **File No. 000-29463**

Dear Mr. Pawelek:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed May 12, 2008

1.   Please amend your filing to also cover the interim period from the date of your last audited financial statements to May 9, 2008, the date of dismissal of your former accountant and appointment of your new accountant. See Item 304(a)(1)(iv) and Item 304(a)(1)(v)(D)(2) of Regulation S-K, pertaining to your former accountant and new accountant, respectively.

2.   Please also include an updated letter from your former accountant, addressing the revised disclosures in your amendment.

If you have any questions, please contact me at (202) 551-3863.

Sincerely,

Donald F. Delaney
Senior Staff Accountant